Exhibit 99.2

Securities Act

NOTICE OF INTENTION TO MAKE AN ISSUER BID

ITEM 1 — Name of Issuer

Mamma.com Inc. (the “Corporation”)

ITEM 2 — Securities Sought:

The number of common shares which may be repurchased for cancellation pursuant to the normal course issuer bid will not exceed 600,000 common shares, representing less than 5% of the issued and outstanding shares of the Corporation.

ITEM 3 — Time Period:

The issuer bid will commence on the 8th day of September, 2004 and end on the 7th day of September, 2005 or such earlier date as the Corporation completes its purchases pursuant to the issuer bid.

ITEM 4 — Method of Acquisition:

Repurchases of common shares will be effected through the facilities of the NASDAQ stock market.

ITEM 5 — Consideration Offered:

The consideration offered will be the market price of the common shares at the time of repurchase.

ITEM 6 — Payment for Securities:

Repurchase and payment for the securities will be made by the Corporation in accordance with the NASDAQ stock market’s requirements and Rule 10(b)-18 promulgated by the United States Securities Exchange Commission.

ITEM 7 — Reasons for Bid:

The reason for the Issuer Bid is to increase the earnings per share of the Corporation by reducing the outstanding common shares.

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ITEM 8 — Acceptance of Bid:

To the knowledge of directors and officers of the Corporation, after reasonable inquiry, no director or senior officer of the Corporation, no associate of a director or senior officer of the Corporation, no person acting jointly or in concert with the Corporation and no person holding 10% or more of any class of equity securities of the Corporation has any present intention to sell common shares of the Corporation.

ITEM 9 — Benefits from Bid:

An increase in the earnings per share of the Corporation from reducing the outstanding common shares.

ITEM 10 — Material Changes in the Affairs of Issuer:

There are no previously undisclosed material change or plans or proposals for material changes in the affairs of the Corporation which have not been previously generally disclosed.

ITEM 11 — Signature:

/s/ David Goldman ___________________________________________________ Name: David Goldman Title: Executive Chairman

ITEM 12 — Date of Notice:

September 7, 2004

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